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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December, 2002
                         Commission File Number 0-25270


                           BALLARD POWER SYSTEMS INC.
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                 (Translation of registrant's name into English)


                              9000 Glenlyon Parkway
                            Burnaby, British Columbia
                                 CANADA V5J 5J9
                                 (604) 454-0900
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F  [ ]                   Form 40-F  [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

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     NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes  [ ]         No  [X]


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BALLARD POWER SYSTEMS INC.
                                --------------------------
                                Registrant



Date:  December 17, 2002        By  /s/  Noordin S. K. Nanji
                                    ---------------------------------

                                    Name:  Noordin S. K. Nanji
                                    Title: Vice-President, Corporate Strategy &
                                           Development and Corporate Secretary


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                                  EXHIBIT LIST


Exhibit           Description
-------           -----------

99.1              Press Release, dated December 9, 2002

99.2 Form 53-901F Material Change Report dated December 17, 2002 and filed with the Toronto Stock Exchange on December 17, 2002


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